Brinker International, Inc
3000 Olympus Boulevard
Dallas, Texas 75019

May 1, 2020

Via EDGAR Transmission

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N. E.
Washington, D. C. 20549

Attention: Theresa Brillant, Lyn Shenk
Re: Brinker International, Inc.
        Form 10-K for the Fiscal Year Ended June 26, 2019
        Filed August 22, 2019
        File No. 001-10275

Dear Division of Corporation Finance:

Thank you for your response on our April 9, 2020 response to your comment letter. We hereby submit our response to the comments of the Staff of the Securities and Exchange Commission conveyed in a letter to us dated April 22, 2020, in connection with the Staff’s review of our Annual Report on Form 10-K for the fiscal year ended June 26, 2019 (the “Form 10-K”). For your convenience, we have reproduced the Staff's comments in bold preceding our response.

Form 10-K for Fiscal Year Ended June 26, 2019
Consolidated Statements of Comprehensive Income, page F-19

1.We note your response regarding the presentation of the sub-total "Company restaurant expenses" on the face of your statements of comprehensive income. You state the subtotal captures expenses directly related to sales for the period. However, the subtotal excludes depreciation and other costs, such as remodel costs, that appear to be directly related to restaurant sales (in addition to the excluded items noted in our prior comment). In addition, as we previously noted, the name of this sub-total is very similar to the expense captioned “Restaurant expenses” included within it. We believe that a sub-total quantifying the components of the leading caption "Company restaurants (excluding depreciation and amortization)" should not be presented on the face of the statement for the aforementioned reasons. We would not object to your continued indentation of food and beverage costs, restaurant labor, and restaurant expenses under the leading caption.

Response:
Beginning with our Form 10-K for the fiscal year ended June 24, 2020 we will no longer present the sub-total “Company Restaurant Expenses” on the face of the statements of comprehensive income. We will continue to indent food and beverage costs, restaurant labor and restaurant expenses under the leading caption.

In connection with responding to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding our responses please contact me at (972) 770-5888.

Sincerely,

/s/ Joseph G. Taylor

Joseph G. Taylor
Executive Vice President and Chief Financial Officer

cc: Daniel Fuller, Vice President, General Counsel and Secretary